UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rock of Ages Corporation

File No. 000-29464 - CF# 21915
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Rock of Ages Corporation submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 10-K filed on March 31, 2008.

Based on representations by Rock of Ages Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.26   through January 17, 2013

For the Commission, by the Division of Corporation, pursuant to the delegated authority:

        Patti J. Dennis
        Chief, Office of Disclosure Support